

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2011

Via E-mail
Robert M. Mahoney
President and Chief Executive Officer
BSB Bancorp, Inc.
2 Leonard Street
Belmont, Massachusetts 02478

>   **Re: BSB Bancorp, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed June 9, 2011**
>   **File No. 333-174808**

Dear Mr. Mahoney:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1

Summary

How We Determined the Offering Range, pages 5-6

1.   Please tell us how you determined your pro forma pricing ratio at the maximum of the offering range represents a premium of 536.4% on a price-to-earnings basis over the median pricing of the peer group.

2.   Please expand note 1 to the table presented on page 6 to show the computation of core, or recurring, earnings calculated by RP Financial, LC for the twelve months ended March 31, 2011.

Historical and Pro Forma Regulatory Capital Compliance, page 35

3. Please provide a note to the table presented to show the computation of GAAP Capital.

4. Please expand Note 3 to the table presented to indicate the amount of average assets and show the computation of risk-weighted assets.

Capitalization, pages 36-37

5. Please expand Note 7 to the table presented to state the amount of dilution if the stock based benefit plans purchase authorized but unissued shares from the company.

Pro Forma Data, pages 38-43

6. Please expand the list of assumptions on page 38 to state the amount of common stock to be purchased by the company's executive officers and directors and their immediate families.

7. Please expand the second paragraph on page 38 to state that the pro forma consolidated net income for the three months ended March 31, 2011 and for the fiscal year ended December 31, 2010 have been calculated assuming the conversion and offering had been completed at the beginning of the periods and that the net proceeds of the offering had been invested at an assumed rate of 2.24% (1.34% on an after-tax basis) for both the year ended December 31, 2010 and the three months ended March 31, 2011 and that this represents the five-year U.S. Treasury Note yield at such dates. In addition, state that pro forma stockholders' equity amounts have been calculated as if the conversion and offering had been completed on December 31, 2010 and March 31, 2011.

8. Please state in the fourth paragraph on page 38 that there can be no assurance that stockholder approval of the restricted stock awards will be obtained, that the shares will be purchased in the open market or that the purchase price will be $10.00 per share. Also, state in the fifth paragraph that there can be no assurance that stockholder approval of the stock option plan will be obtained, that the exercise of the options will be $10.00 per share or that the Black-Scholes option pricing model assumptions used to prepare the table will be the same at the time the options are granted.

9.   We note in the second paragraph on page 39 that the pro forma tables do not give effect to withdrawals from deposit accounts for the purpose of purchasing shares of common stock in the offering. Please revise the disclosure to state that since funds on deposit may be withdrawn to purchase shares of common stock; those funds will not result in the receipt of new funds for investment. Therefore, the pro forma tables do not reflect withdrawals from deposit accounts.

10.   Please expand the disclosure to state that the company is offering common stock on a best efforts basis and that a minimum number of shares in the amount of 5,780,000 in the conversion and offering must be issued to complete the transactions.

11.   Please tell us how you computed the amount of pro forma stock option adjustment on page 42 for the three months ended March 31, 2011 at the minimum offering level.

12.   Please expand Note 2 to the table presented on page 43 to state the interest rate on the borrowed funds from BSB Bancorp, Inc. or a subsidiary.

Comparison of Valuation and Pro Forma Information With and Without the Charitable Foundation, page 44

13.   Provide disclosure in the form of notes to the table presented to state the effect on the offering price to pro forma net earnings per share, return on assets and return on stockholders' equity if the contribution to the Charitable Foundation had been expensed during the three months ended March 31, 2011 for all offering levels.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Allowance for Loan Losses, page 49

14.   We note your disclosure that you believe your allowance for loan losses is "adequate" to cover identifiable losses, as well as estimated losses inherent in your portfolio. If true, please revise to confirm that you recorded the allowance for loans losses at the amount that you believe to be the "appropriate" estimate of your inherent probable losses within your loan portfolio.

Comparison of Operating Results for the Years Ended December 31, 2010 and 2009

Noninterest Income, page 56

15.   We note you transferred securities from your trading portfolio to your available-for-sale portfolio during 2010. Please provide additional background information, either here or within your critical accounting estimates, discussing the purpose of the transfer, date of

the transfer and the fair value of the securities at the transfer date. Tell us how you concluded that the transfer was consistent with the guidance in ASC 320-10-35-12 which indicates that given the nature of a trading security, transfers into or from the trading category should be rare. In addition, confirm your accounting treatment was consistent with ASC 320-10-35-10.

Market Area, page 71

16.   We note that you identify your market area as the Boston-Cambridge-Quincy, Massachusetts/New Hampshire Metropolitan Statistical Area, while the appraisal report on page II.5 appears to identify it more narrowly as Middlesex County. We also note an apparent discrepancy between the population growth rates disclosed on page 71 and those found in the chart on page II.6 of the appraisal report. Please advise us concerning the reasons for these differences or revise as appropriate.

The Business Background of Our Directors and Executive Officers, page 118

17.   For each director, please discuss the experience and qualifications leading to the determination that the individual should serve on the board. Refer to Item 401(e) of Regulation S-K.

Compensation Discussion and Analysis

Elements of Compensation, page 124

18.   Please disclose a list of the institutions constituting the peer group used in determining compensation.

Consolidated Statements of Cash Flows, page F-5

19.   We note from your disclosures on pages 75, 78, and 80 that you sell (or intend to sell) all fixed-rate loans and indirect automobile loans that you originate. Tell us where the related cash flow activities are reported within this statement. If amounts are not reported as operating activities please explain why not. As a related matter, please revise to disaggregate your originations and proceeds from sales of loans held-for-sale.

Exhibit 8

20.   We note that a form of federal tax opinion has been filed. Please file a signed opinion as soon as possible.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Chris Harley at (202) 551-3695 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3698 with any other questions.

Sincerely,

/s/ Mark Webb

Mark Webb
Legal Branch Chief

cc: John J. Gorman, Esq.
        Luse Gorman Pomerenk & Schick, P.C.